Exhibit 99.1

Penn West Announces Strong First Quarter 2017 Financial and Operational Results

CALGARY, May 4, 2017 /CNW/ - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the three months ended March 31, 2017.

“Our first quarter results reflect a quality start for the new Penn West, with robust funds flow from operations, production growth in our key development areas, and a repositioned balance sheet from which to pursue our activities,” commented David French, President and Chief Executive Officer. “First quarter development has set the Company up well for annual double-digit growth and our restructuring sales program is complete, bringing us to long term debt below $400 million. Looking ahead, we will work as a normal course business to selectively consolidate in areas where it makes sense, such as our recent tuck-in land acquisition in Peace River that increased inventory in the area by at least 40 near-term locations.

We are positioned with the assets, people, and commercial approach to succeed in the current commodity price environment. To further showcase our potential, we will be hosting an analyst day event next month to deepen investor awareness of our assets and go forward plans. I look forward to building on our strong momentum from the first quarter over the coming months.”

Penn West Results for the Three Months Ended March 31, 2017

	Three months ended March 31
	2017	2016	% change
Financial
(millions, except per share amounts)

Gross revenues (1)	$132	$231	(43)
Funds flow from operations (2)	57	47	21
Basic per share (2)	0.11	0.09	22
Diluted per share (2)	0.11	0.09	22
Net income (loss)	27	(100)	>100
Basic per share	0.05	(0.20)	>100
Diluted per share	0.05	(0.20)	>100
Capital expenditures (3)	26	18	44
Long-term debt at period-end	$384	$1,858	(79)

Operations

Daily production
Light oil and NGL (bbls/d)	15,962	40,572	(61)
Heavy oil (bbls/d)	5,206	12,440	(58)
Natural gas (mmcf/d)	82	144	(43)

Total production (boe/d) (4)	34,900	77,010	(55)

Average sales price
Light oil and NGL (per bbl)	$57.00	$34.49	65
Heavy oil (per bbl)	33.21	14.76	>100
Natural gas (per mcf)	$3.22	$1.96	64

Netback per boe (4)
Sales price	$38.63	$24.22	59
Risk management gain	3.52	5.75	(39)

Net sales price	42.15	29.97	41
Royalties	(2.68)	(1.07)	>100
Operating expenses (5)	(14.48)	(13.02)	11
Transportation	(2.31)	(1.63)	42

Netback (2)	$22.68	$14.25	59

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.

(2)	The terms “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.
(3)	Includes the effect of capital carried from its partner under the Peace River Oil Partnership.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(5)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $1.30 per boe (2016 - $4 million or $0.52 per boe).

First Quarter Operational and Financial Highlights

Continued Strong Quarterly Performance

•	Corporate production averaged 34,900 boe per day during the first quarter, including 30,334 boe per day in our key development areas. Production was higher in our key development areas, versus the fourth quarter, due to Alberta Viking and Cardium wells brought on production in late December 2016, as well as the first quarter drilling campaign.

•	Funds flow from operations for the first quarter was $57 million ($0.11 per share) reflecting stronger sales prices across our product streams and lower corporate and financing costs due to reduced debt levels.

•	First quarter operating costs of $14.48 per boe, net of carried expenses, were higher quarter-over-quarter, with the vast majority of the variance attributed to the timing and costs on assets sold or held for sale. We expect our operating costs to trend down through the year, and are targeting annual 2017 operating costs of approximately $13.00 to $13.50 per boe, net of carried expenses.

•	Net income for the first quarter was $27 million ($0.05 per share) driven by improved commodity prices and gains on asset dispositions during the quarter.

First Quarter Operations Setting Up for Growth in the Fourth Quarter

•	In the Cardium, we drilled 15 vertical injectors in the Willesden Green and Pembina to re-pressurize the reservoir around high performing wells drilled in late 2015 and early 2016. We plan to begin injection in mid-May, with all 15 wells expected to be injecting by the end of June. Our second half drilling program will focus on integrated development, with 10 producing wells and 30 vertical injection wells planned for the remainder of the year.

•	In Peace River, we operated two rigs and drilled a total of 11 wells, including 5 delineation wells to help assess longer-term inventory. We brought 7 wells on production in the first quarter, including 1 well drilled late last year. Due to better than expected conditions of our lease access roads, we have been able to continue development into breakup, drilling an additional 4 wells in the second quarter that will be brought on production by the end of June. We plan to drill the remaining 14 wells of our 2017 program in the second half of the year.

•	In the Alberta Viking, we brought 2 wells on production in the first quarter that were drilled in December. Production results in the area remain strong with cumulative volumes produced above neighboring industry wells. Encouraged by these robust results, we now anticipate drilling 11 operated wells in 2017, up from 7 wells in our original budget. The majority of this activity will take place in the third quarter to minimize rig movement and associated capital costs.

•	We remain on track with our third quarter Mannville program, and plan to drill 3 operated wells targeting the Upper Mannville in the Willesden Green. The gas volumes will be processed at our nearby operated Crimson gas plant to minimize our processing costs. To support the attractive economics of this program, we increased our natural gas hedge volumes in the third quarter of 2017 and into 2018.

Dispositions Are Complete – Moving Towards Selective Consolidation

•	In the first quarter, we closed previously announced dispositions for total proceeds of $70 million. The proceeds were used to further reduce the Company’s long term debt to $384 million by the end of the quarter, down from $469 million on December 31, 2016.

•	We signed definitive agreements for a $10 million asset disposition with approximately 700 boe per day of associated production. The closing date is expected to be at the end of May.

•	In April, we purchased undeveloped acreage in the Peace River area offsetting our key lands for $11 million. We expect this acreage to increase our drilling inventory in Peace River by approximately 40 near-term locations.

Operational Metrics

Penn West holds a focused portfolio with industry leading positions in the Cardium, Peace River, and Alberta Viking areas. The table below outlines select metrics in our key development areas for the three months ended March 31, 2017 and excludes the impact of hedging:

	Select Metrics – Three Months Ended March 31, 2017
Area	Production	Liquids Weighting	Operating Cost	Netback
Cardium	18,603 boe/d	64%	$13/boe	$26/boe
Alberta Viking	2,638 boe/d	55%	$10/boe	$27/boe
Peace River(1)	4,648 boe/d	99%	$1/boe	$27/boe
Legacy Areas	4,445 boe/d	26%	$27/boe	($1)/boe

Key Development Areas	30,334 boe/d	63%	$13/boe	$22/boe

(1)	Net of carried operating costs

The table below provides a summary of our operated activity during the first quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	15	15	14	14	3	3
Producer	0	0	0	0	3	3
Injector	15	15	14	14	0	0
Alberta Viking	0	0	0	0	2	2
Peace River	11	6	7	4	7	4

Total	26	21	21	18	12	9

On Track for Year-end Growth: Reiterating 2017 Production Guidance

The Company remains on track to generate double-digit organic production growth from the fourth quarter of 2016 to the fourth quarter of 2017. We anticipate this year’s $180 million capital program will be paid for fully with funds flow from operations.

2017 Annual Guidance
Production	30,500 to 31,500 boe per day
Operating Costs, net of carried expenses(1)	$13.00 to $13.50 per boe
E&D Capital Expenditures	$160 million
Decommissioning Expenditures	$20 million
Total Capital Expenditures	$180 million

(1)	Net of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

Analyst Day 2017

Penn West plans to hold an Analyst Day event on June 7, 2017 to offer the investment community a comprehensive technical overview of our cost structure, operations, and sustainable growth strategy. The event will be held in Calgary for members of the financial analyst community and simultaneously webcast for the public and those unable to attend in person. The Company will release full details of the webcast closer to the event date.

Updated Hedging Position

Our hedging program helps reduce the volatility of our funds flow from operations, and thereby improves our ability to manage our ongoing capital programs. Recently, we expanded our hedging volumes in 2018 to support our internal 18-month forecast and planning cycle. We currently have approximately 40 to 50 percent of our crude oil exposure, net of royalties, and 25 to 30 percent of our natural gas exposure, net of royalties, hedged through the first quarter of 2018. Our hedging program increases our confidence to self-fund our entire 2017 capital program down to benchmark WTI prices of approximately US$40 per bbl.

Our positions as of May 3, 2017 are as follows:

	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
Oil Volume (bbl/d)	7,800	7,400	7,900	7,000	3,000	1,000	—
US$ WTI Price (US$/bbl) (1)	US$50.70	US$50.70	US$50.91	US$51.39	US$53.30	US$53.50	—

Gas Volume (mcf/d)	19,000	19,000	20,900	19,000	13,300	7,600	5,700
AECO Price (C$/mcf)	$2.81	$2.84	$3.00	$2.97	$2.83	$2.80	$2.84

(1)	US$ price implied using foreign exchange rates as at March 31, 2017

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netbackand gross revenues included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which a lso excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2017	2016
Cash flow from operating activities	$38	$61
Change in non-cash working capital	2	26
Decommissioning expenditures	4	2
Office lease settlements	4	—
Realized foreign exchange loss – debt maturities	3	—
Carried operating expenses (1)	4	4
Restructuring charges	2	6
Monetization of foreign exchange contracts	—	(32)
Monetization of transportation commitment	—	(20)

Funds Flow from Operations	$57	$47

Per share
Basic per share	$0.11	$0.09
Diluted per share	$0.11	$0.09

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expected production growth rate; our expected approach to development including the area-specific asset development plans described herein; our potential near term inventory increase in the Peace River area; our expected ability to succeed in the current commodity price environment; the expected date of the analyst day; our expectations for operating costs during the year and the associated target range for those costs per boe (net of carried expenses); the timing of development activities; our expectation for our economics in the Mannville program and that the gas volumes produced in the Willesden Green area will be processed at our facility which will minimize our processing costs; the timing of pending and anticipated asset dispositions and the associated proceeds; our capital spending plans in 2017 and the associated funding of that spending; our hedging program and its ability to reduce the volatility of our funds flow from operations and self-fund our entire 2017 capital program at certain price levels.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2017 prices of US$54.07 per barrel of West Texas Intermediate light sweet oil and C$3.32 per mcf AECO gas, and a C$/US$ foreign exchange rate of $1.32; the terms and timing of asset sales to be completed; that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST: Penn West Plaza, Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com